  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

OneMedNet Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

  (Title of Class of Securities)

68270C103

(CUSIP Number)

September 25, 2024

  (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68270C103

1		NAME OF REPORTING PERSON Off the Chain LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,215,650(1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,215,650 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,650 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Off the Chain LP (“OTC LP”) is the record holder of 3,215,650 shares of the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”). Off the Chain Capital, LLC is the sole manager of OTC LP and may be deemed to share beneficial ownership over the Common Stock directly owned by OTC LP.

(2)	Based on 33,692,613 shares of Common Stock outstanding as of September 25, 2024 as provided by the Issuer on September 30, 2024.

1		NAME OF REPORTING PERSON Off the Chain Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,215,650(3)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,215,650 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,650 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(4)
12		TYPE OF REPORTING PERSON (See Instructions) IA; HC

(3)	OTC LP is the record holder of 3,215,650 shares of the Issuer’s Common Stock. Off the Chain Capital, LLC is the sole manager of OTC LP and may be deemed to share beneficial ownership over the Common Stock directly owned by OTC LP.

(4)	Based on 33,692,613 shares of Common Stock outstanding as of September 25, 2024 as provided by the Issuer on September 30, 2024.

Item 1.

(a)	Name of Issuer.

OneMedNet Corporation

(b)	Address of Issuer’s Principal Executive Offices.

6385 Old Shady Oak Road, Suite 250

Eden Prairie, MN 55344.

Item 2.

(a) Name of Person Filing.

(i)	Off the Chain LP

(ii)	Off the Chain Capital, LLC

(b) Address of Principal Business Office or, if none, Residence.

(i)	10337 Los Feliz Dr.,

Orlando, FL 32836

(c) Citizenship.

(i)	Off the Chain LP – Delaware

(ii)	Off the Chain Capital, LLC – Delaware

(d) Title of Class of Securities.

Common Stock, par value $0.0001 per share

(e) CUSIP Number.

68270C103

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount Beneficially Owned.

3,215,650

(b) Percent of Class.

9.5%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Off the Chain LP: 0

Off the Chain Capital, LLC: 0

(ii)	shared power to vote or to direct the vote:

Off the Chain LP: 3,215,650

Off the Chain Capital, LLC: 3,215,650

(iii)	sole power to dispose or to direct the disposition of:

Off the Chain LP: 0

Off the Chain Capital, LLC: 0

(iv)	shared power to dispose or to direct the disposition of:

Off the Chain LP: 3,215,650

Off the Chain Capital, LLC: 3,215,650

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Item 11. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024

OFF THE CHAIN LP

BY: OFF THE CHAIN CAPITAL, LLC, its MANAGER

By:	/s/ Tom Siegel
Name: Tom Siegel Title: Chief Financial Officer of Off the Chain Capital, LLC

OFF THE CHAIN CAPITAL, LLC

By:	/s/ Tom Siegel
Name: Tom Siegel Title: Chief Financial Officer of Off the Chain Capital, LLC